EXHIBIT 12.1

QR ENERGY, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE SECURITIES DISTRIBUTIONS

(in thousands, except ratios)

	QR Energy, LP				Predecessor
	Nine Months Ended September 30,	Year ended December 31,	Year ended December 31,	December 22 - December 31,	January 1 - December 21,	Year ended December 31,	Year ended December 31,
	2013	2012	2011	2010	2010	2009	2008
Earnings:
Income (loss) before income taxes	$34,036	$80,279	$89,145	$(12,103)	$32,021	$(115,232)	$(268,384)
Equity losses (earnings) included in income (loss) before income taxes	—	—	—	—	(3,782)	(2,675)	3,010
Add:
Fixed charges	37,461	53,625	25,839	675	19,890	7,078	11,419
Subtract:
Noncontrolling interest in subsidiaries that have not incurred fixed charges	240	—	—	—	—	—	—

Earnings	71,257	133,904	114,984	(11,428)	48,129	(110,829)	(253,955)
Fixed charges:
Interest expense	34,657	50,071	23,478	614	16,927	6,066	10,548
Amortization of debt expense	2,303	3,200	2,101	59	2,681	636	554
Interest component of rent expense	501	354	260	2	282	376	317

Fixed charges	37,461	53,625	25,839	675	19,890	7,078	11,419
Ratio of earnings to fixed charges (a)	1.90	2.50	4.45	(b )	2.42	(c )	(c )
Ratio of earnings to combined fixed charges and preferred unit distributions (d)	1.49	1.98	3.93	—	—	—	—
Distributions on outstanding preferred units	10,500	14,000	3,424	—	—	—	—

(a)	The ratio has been computed by dividing the earnings by fixed charges. For purposes of computing the ratio:
•	Earnings consist of income from continuing operations before income taxes plus fixed charges; and
•	Fixed charges consist of interest expense, amortized expenses related to indebtedness, and estimated interest related to rental expense.
(b)	Due to the Partnership’s loss for the period, the ratio coverage was less than 1:1. The Partnership would have needed to generate additional earnings of $12.1 million to achieve coverage of 1:1 for the period from December 22 to December 31, 2010.
(c)	Due to the Predecessor’s loss for the period, the ratio coverage was less than 1:1. The Predecessor would have needed to generate additional earnings of $117.9 million and $265.4 million to achieve coverage of 1:1for the years ended December 31, 2009 and 2008, respectively.
(d)	Because no preferred units were outstanding for the Partnership’s period December 22, 2010 to December 31, 2010 or for the Predecessor’s period January 1, 2010 to December 21, 2010 and the years ended December 31, 2009 and 2008, no historical ratio of earnings to combined fixed charges and preferred distributions are presented.